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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 15)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

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                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 8. Additional Information to be Furnished.

     A copy of a letter sent by Rental Service Corporation ("RSC") to its stockholders on June 10, 1999 is filed as Exhibit 61 hereto and is incorporated by reference herein. A copy of an insert distributed on June 10, 1999 to brokers, dealers and other nominees, for forwarding to RSC's stockholders who hold shares of RSC's common stock through such brokers, dealers or other nominees, is filed as Exhibit 62 hereto and is incorporated by reference herein.

Item 9. Material to be Filed as Exhibits.

     61 Letter to stockholders from John M. Sullivan on behalf of the Board of Directors of Rental Service Corporation dated June 10, 1999.

     62 Insert to be distributed by Rental Service Corporation to Brokers, Dealers and Other Nominees.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1999                      Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer